Cleveland BioLabs, Inc.

73 High Street

Buffalo, New York 14203

November 4, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Cleveland Biolabs, Inc.
Registration Statement on Form S-1
File No. 333-203365

Dear Sir or Madam:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Cleveland Biolabs, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (Registration No. 333-203365), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Company is requesting withdrawal of the Registration Statement because the Company has determined not to move ahead with the offering described in the Registration Statement. No securities were sold pursuant to the Registration Statement. The Company also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

Questions concerning this application for withdrawal may be directed to the Company’s legal counsel, Marcelle Balcombe, Esq. of Sichenzia Ross Friedman Ference LLP, at (212) 930-9700.

Thank you for your assistance in this matter.

Sincerely, CLEVELAND BIOLABS, INC.

By:	/s/ Yakov Kogan
Yakov Kogan, Ph.D., MBA
Chief Executive Officer